Exhibit 99.1

BEZEQ GROUP REPORTS

SECOND QUARTER 2017 Financial results

Tel Aviv, Israel – August 24, 2017 – Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended June 30, 2017. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q2 2017	Q2 2016	% change
	(NIS millions)

Revenues	2,463	2,511	(1.9%)
Operating profit	573	616	(7.0%)
EBITDA	997	1,056	(5.6%)
EBITDA margin	40.5%	42.1%
Net profit	358	377	(5.0%)
Diluted EPS (NIS)	0.13	0.14	(7.1%)
Cash flow from operating activities	875	870	0.6%
Payments for investments	406	387	4.9%
Free cash flow [1]	487	539	(9.6%)
Net debt/EBITDA (end of period) [2]	2.43	2.24

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

David Granot, Bezeq’s Acting Chairman, stated, “Our financial results for the second quarter of 2017 reflect the solid foundations the Group is based upon, which are the results of our strategies of continued investment in state-of-the-art infrastructure, and quality differentiation in services and product innovation. We have weathered through the recent events surrounding Bezeq and the increasing competition across all operating segments. These strategies are at the heart of all Group companies, and will continue to be the basis for our efforts to maintain our position as the leading telecom group in Israel.”

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 1

Bezeq Group Results (Consolidated)

Revenues in the second quarter of 2017 were NIS 2.46 billion, compared to NIS 2.51 billion in the same quarter of 2016, a decrease of 1.9%. The decrease was due to lower revenues in Bezeq Fixed-Line, Pelephone and yes, partially offset by an increase in revenues in Bezeq International.

Salary expenses in the second quarter of 2017 were NIS 494 million, compared to NIS 495 million in the same quarter of 2016, a decrease of 0.2%.

Operating expenses in the second quarter of 2017 were NIS 973 million, compared to NIS 972 million in the same quarter of 2016, an increase of 0.1%.

Other operating income, net in the second quarter of 2017 amounted to NIS 1 million compared to NIS 12 million in the same quarter of 2016. The decrease in other operating income was due to timing differences in the sale of real estate at Bezeq Fixed-Line in the second quarter of 2017.

Depreciation expenses in the second quarter of 2017 were NIS 424 million, compared to NIS 440 million in the same quarter of 2016, a decrease of 3.6%. The decrease in depreciation expenses was primarily due to a reduction in depreciation expenses at Bezeq Fixed-Line as well as a reduction in the amortization of excess costs recorded in connection with the increase to a controlling stake in yes.

Operating profit in the second quarter of 2017 was NIS 573 million compared to NIS 616 million in the same quarter of 2016, a decrease of 7.0%. EBITDA in the second quarter of 2017 was NIS 997 million (EBITDA margin of 40.5%) compared to NIS 1.06 billion (EBITDA margin of 42.1%) in the same quarter of 2016, a decrease of 5.6%.

Financing expenses in the second quarter of 2017 were NIS 102 million compared to NIS 105 million in the same quarter of 2016, a decrease of 2.9%. The decrease in financing expenses was primarily due a decrease in the estimated second contingent consideration in relation to the acquisition of yes of NIS 84 million. This amount was partially offset by an update in the estimated fair value of advanced payments made by the Company to Eurocom DBS of NIS 57 million, increased financing expenses at yes as well as financing expenses of NIS 13 million recognized in connection with the exchange of yes debentures for Bezeq Fixed-Line debentures.

Tax expenses in the second quarter of 2017 were NIS 111 million compared to NIS 133 million in the same quarter of 2016, a decrease of 16.5%. The decrease in tax expenses was due a decrease in taxable income as well as a reduction in corporate tax rates from 25% to 24% in 2017.

Net profit in the second quarter of 2017 was NIS 358 million compared to NIS 377 million in the same quarter of 2016, a decrease of 5.0%.

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 2

Cash flow from operating activities in the second quarter of 2017 was NIS 875 million compared to NIS 870 million in the same quarter of 2016, an increase of 0.6%. Payments for investments (Capex) in the second quarter of 2017 was NIS 406 million compared to NIS 387 million in the same quarter of 2016, an increase of 4.9%.

Free cash flow in the second quarter of 2017 was NIS 487 million compared to NIS 539 million in the same quarter of 2016, a decrease of 9.6%. The decrease in free cash flow was primarily due to timing differences resulting in a decrease in proceeds from the sale of real estate of NIS 38 million.

Net financial debt of the Group was NIS 9.65 billion as of June 30, 2017 compared to NIS 9.25 billion as of June 30, 2016. As of June 30, 2017, the Group’s net financial debt to EBITDA ratio was 2.43, compared to 2.24 as of June 30, 2016.

Dividend Announcement

In accordance with the Company’s dividend policy, the Board of Directors recommended the distribution of 100% of net profits for the first half of 2017 as a cash dividend of NIS 708 million (approximately NIS 0.26 per share) to shareholders. The semi-annual dividend, which is subject to shareholder approval, would be payable on October 16, 2017. The ex-dividend date is October 1, 2017.

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 3

2017 Outlook

Based on the information available to the Group today, below is the Bezeq Group’s outlook for 2017, as published in the Company’s annual report as of December 31, 2016:

Net profit attributable to shareholders:	Approximately NIS 1.4 billion

EBITDA:	Approximately NIS 4.0 billion

Free cash flow:	Approximately NIS 2.0 billion

The Company’s forecasts detailed above are forward-looking information, as defined in the Securities Law, and are based on assessments, assumptions and expectations of the Company, including the following:

a.	The forecasts do not include the effects, insofar as there are any, of a provision for the early retirement of employees and/or the signing of a collective labor agreement, the realization of Company rights in the real estate property “Sakia” or the cancellation of the Group’s corporate/structural separation including the effects of the merger with yes.

b.	The forecasts are based, among other factors, on the Group’s assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group’s ability to implement its plans for 2017. In addition, the forecasts include the positive effect of the early adoption of accounting standard IFRS 15, beginning January 1, 2017, on EBITDA in the amount of NIS 120-160 million and on net profits in the amount of NIS 60-90 million. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, developments in the communications market, and realization of risk factors detailed in the Group’s periodic report for the year 2016.

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 4

Bezeq Fixed-Line Results

Stella Handler, Bezeq CEO, commented, “Our deep-rooted commitment to investing in state-of-the-art Internet infrastructure can best be demonstrated with about one fourth of the Company’s quarterly revenues, NIS 219 million, invested back in enhancing and upgrading infrastructure and services. As a result, broadband speeds are constantly on the rise, with the average Internet plan currently clocking in at 47 Mbps. We are successfully addressing the rapid growth in broadband consumption for television services. Our investment also benefits other telecom providers, with hundreds of thousands of customers already streaming TV content over Bezeq infrastructure.”

“We continue to develop new operations that generate revenues and offset the natural erosion in telephony markets, increasing competition among ISPs, and the effects of the wholesale market reform. We are focusing on digital initiatives based on cutting-edge technologies, to provide smart services for homes, businesses, and cities. As part of these efforts, in the past year alone we installed tens of thousands of Bezeq IoT devices, and subscription to these services is increasing. Over 50% of Israel’s schools are operating on Bezeq’s fiber-based, secure, and school-specific data network. Most of the hospitals in Israel are likewise using our advanced communications network, and we are working to upgrade and promote digital solutions for additional markets in Israel.”

Revenues in the second quarter of 2017 were NIS 1.06 billion, compared to NIS 1.10 billion in the same quarter of 2016, a decrease of 3.8%. Total revenues were impacted by the decrease in telephony and transmission revenues, which were partially offset by higher revenues from broadband Internet services.

Revenues from telephony services in the second quarter of 2017 were NIS 347 million compared to NIS 374 million in the same quarter of 2016, a decrease of 7.2%. The decrease in telephony revenues was due to a reduction of 5.2% in the average revenue per line as well as a decrease of 3.4% in the number of access lines.

Revenues from broadband Internet services (retail and wholesale) in the second quarter of 2017 were NIS 407 million compared to NIS 398 million in the same quarter of 2016, an increase of 2.3%. The increase in revenues from broadband Internet services was primarily due to continued growth in the number of wholesale Internet lines, which increased by 121,000 during the past year, partially offset by a decrease in the number of retail Internet lines.

Revenues from transmission and data communication services in the second quarter of 2017 were NIS 248 million compared to NIS 270 million in the same quarter of 2016, a decrease of 8.1%. The decrease was due to a reduction in transmission revenues from telecommunication operators.

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 5

Operating expenses in the second quarter of 2017 were NIS 166 million compared to NIS 170 million in the same quarter of 2016, a decrease of 2.4%. The decrease in operating expenses was primarily due to a reduction in interconnect fees to telecommunication operators.

Salary expenses in the second quarter of 2017 were NIS 220 million compared to NIS 217 million in the same quarter of 2016, an increase of 1.4%.

Other operating income (net) in the second quarter of 2017 amounted to NIS 1 million compared to NIS 12 million in the same quarter of 2016. The decrease in other operating income was due to timing differences in the sale of real estate.

Operating profit in the second quarter of 2017 totaled NIS 496 million compared to NIS 540 million in the same quarter of 2016, a decrease of 8.1%. EBITDA in the second quarter of 2017 totaled NIS 673 million (EBITDA margin of 63.6%) compared to NIS 725 million (EBITDA margin of 65.9%) in the same quarter of 2016, a decrease of 7.2%.

Financing expenses in the second quarter of 2017 were NIS 82 million compared to NIS 105 million in the same quarter of 2016, a decrease of 21.9%. The decrease in financing expenses was primarily due a decrease in the estimated second contingent consideration in relation to the acquisition of yes of NIS 84 million. This amount was partially offset by an update in the estimated fair value of advanced payments made by the Company to Eurocom DBS of NIS 57 million.

Net profit in the second quarter of 2017 totaled NIS 317 million compared to NIS 326 million in the same quarter of 2016, a decrease of 2.8%.

Cash flow from operating activities in the second quarter of 2017 was NIS 465 million compared to NIS 517 million in the same quarter of 2016, a decrease of 10.1%. The decrease in cash flow from operating activities was due to a decrease in profitability as well as changes in working capital.

Capex in the second quarter of 2017 was NIS 219 million, compared to NIS 227 million in the same quarter of 2016, a decrease of 3.5%.

Free cash flow in the second quarter of 2017 was NIS 262 million compared to NIS 344 million in the same quarter of 2016, a decrease of 23.8%. The decrease in free cash flow was due to a decrease of NIS 38 million in proceeds from the sale of real estate due to timing differences as well as the aforementioned decrease in cash flow from operating activities.

In the second quarter of 2017, the Company added 13,000 broadband Internet lines (retail and wholesale), totaling 1.59 million. The number of wholesale broadband Internet lines continued to grow and reached 444,000 lines, representing a sequential increase of 30,000 lines. During the past year, the number of wholesale lines grew by 121,000.

During the second quarter of 2017, average broadband speeds reached 47.2 Mbps compared to 45.1 Mbps sequentially, and 40.2 Mbps in the second quarter of 2016, representing a year-over-year increase of 17.4%.

Average revenue per Internet subscriber (ARPU - retail) in the second quarter of 2017 was NIS 91, in-line sequentially and slightly up from NIS 90 in the second quarter of 2016.

The number of telephony access lines totaled 2.077 million at the end of June 2017, compared to 2.100 million sequentially and 2.151 million in the second quarter of 2016.

Average revenue per line (ARPL) in the second quarter of 2017 totaled NIS 55, compared to NIS 57 sequentially and NIS 58 in the second quarter of 2016.

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 6

Bezeq Fixed-Line - Financial data	Q2 2017	Q2 2016	% change
	(NIS millions)

Total revenues	1,058	1,100	(3.8%)
Telephony revenues	347	374	(7.2%)
Broadband Internet revenues	407	398	2.3%
Transmission and data revenues	248	270	(8.1%)
Other revenues	56	58	(3.4%)
Operating profit	496	540	(8.1%)
EBITDA	673	725	(7.2%)
EBITDA margin	63.6%	65.9%
Net profit [1]	317	326	(2.8%)
Cash flows from operating activities	465	517	(10.1%)
Payments for investments	219	227	(3.5%)
Free cash flow [2]	262	344	(23.8%)

1 Excluding share in profits/losses of equity-accounted investees.

2 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Bezeq Fixed-Line - KPIs	Q2 2017	Q1 2017	Q2 2016

Active subscriber lines (in thousands) [1]	2,077	2,100	2,151
Average monthly revenue per line (NIS) [2]	55	57	58
Outgoing minutes (millions)	1,100	1,180	1,257
Incoming minutes (millions)	1,220	1,281	1,314
Churn rate (%) [3]	2.4%	2.8%	2.4%
Total broadband Internet lines (in thousands)[4]	1,593	1,580	1,521
Of which: Wholesale broadband Internet lines (in thousands) [4]	444	414	323
Average monthly revenue per broadband Internet subscriber (NIS) - Retail	91	91	90
Average broadband speed per subscriber (end of period, Mbps)	47.2	45.1	40.2

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings). Active subscriber lines are presented at the end of each period.

2 Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services. Based on average lines for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company’s services during the period, divided by the average number of telephone subscribers during the period.

4 The total number of broadband Internet lines includes retail and wholesale lines. Retail - direct Internet subscriber of the Company; Wholesale - Internet line through Bezeq’s wholesale service for telecom operators. Broadband Internet lines are presented at the end of each period.

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 7

Pelephone Results

Ran Guron, CEO of Pelephone, stated, “The results of our growth strategy are evident in the Company’s financial metrics, especially in our profit and revenue lines. Real-world results are the foundation from which we continue to build Pelephone as a leading player in the new competitive landscape, and as the top brand in the Israeli cellular market.

We continue to grow our subscriber base, with 63,000 new subscribers joining the Company in the recent quarter. The extensive presence of our retail platform has made Pelephone the leading recruiter among the major market players.

At the same time, we continue to invest in our network: we recently launched the new generation of leading world-class technologies, with rapid roll-out of MIMO4*4. We will continue to maintain our leadership position as the fastest and most advanced cellular network in Israel. We focus on and believe in the cellular market, and this vision can be seen across the Company’s operations.”

Total revenues in the second quarter of 2017 were NIS 632 million compared to NIS 628 million sequentially and NIS 658 million in the same quarter of 2016, a quarter-over-quarter increase of 0.6% and a year-over-year decrease of 4.0%.

Revenues from cellular services in the second quarter of 2017 were NIS 449 million compared to NIS 435 million sequentially and NIS 456 million in the same quarter of 2016, a quarter-over-quarter increase of 3.2% and a year-over-year decrease of 1.5%. The increase in revenues from cellular services compared to the sequential quarter was due to an increase in subscribers as well as in roaming services.

Revenues from equipment sales in the second quarter of 2017 were NIS 183 million, compared to NIS 193 million sequentially and NIS 202 in the same quarter of 2016, a decrease of 5.2% and 9.4%, respectively. The decrease in revenues from equipment sales was primarily due to the cancellation of purchase tax on imported cellular handsets that led to a reduction in prices.

Operating expenses in the second quarter of 2017 decreased 3.4% or NIS 21 million sequentially, and 7.4% or NIS 48 million compared to the same quarter of 2016. The decrease in operating expenses compared to the corresponding quarter was primarily due to a reduction in dealer commissions that were capitalized due to the early adoption of accounting standard IFRS 15 as well as a decrease in the cost of sales of cellular handsets, engineering expenses, and a one-time update of site rental fees.

Operating profit in the second quarter of 2017 was NIS 30 million, up substantially from NIS 5 million sequentially and NIS 8 million in the corresponding quarter of 2016.

EBITDA in the second quarter of 2017 was NIS 129 million (EBITDA margin of 20.4%), compared to NIS 99 million (EBITDA margin of 15.8%) sequentially and NIS 103 million (EBITDA margin of 15.7%) in the same quarter of 2016, an increase of 30.3% and 25.2% respectively.

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Net profit in the second quarter of 2017 was NIS 34 million compared to NIS 16 million sequentially and NIS 13 million in the same quarter of 2016, an increase of 112.5% and 161.5% respectively.

Cash flow from operating activities in the second quarter of 2017 was NIS 193 million compared to NIS 117 million sequentially and NIS 180 million in the same quarter of 2016, an increase of 65.0% and 7.2% respectively. The increase in cash flow from operating activities compared to the previous quarter was due to an increase in profits as well as an improvement in working capital. The increase in cash flow compared to the corresponding quarter was due to an increase in profits.

The number of Pelephone subscribers was 2.410 million as of June 30, 2017. The number of subscribers increased 63,000 after adjusting for the closure of Pelephone’s 2G (CDMA) network whereby 83,000 subscribers were disconnected at the end of June 2017.

ARPU in the second quarter of 2017 was NIS 61 compared to NIS 60 sequentially and NIS 68 in the same quarter of 2016.

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 9

Pelephone - Financial data	Q2 2017	Q2 2016	% change
	(NIS millions)

Total revenues	632	658	(4.0%)
Service revenues	449	456	(1.5%)
Equipment revenues	183	202	(9.4%)
Operating profit	30	8	275.0%
EBITDA	129	103	25.2%
EBITDA margin	20.4%	15.7%
Net profit	34	13	161.5%
Cash flows from operating activities	193	180	7.2%
Payments for investments	82	63	30.2%
Free cash flow [1]	111	117	(5.1%)

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Pelephone - KPIs	Q2 2017	Q1 2017	Q2 2016

Total subscribers (end of period, in thousands) [1]	2,410	2,430	2,260
Average revenue per user (ARPU, NIS) [2]	61	60	68
Churn rate [3]	6.1%	7.9%	6.2%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone’s services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. A customer may have more than one subscriber line.

2 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone’s network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

3 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company’s services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period. The churn rate in Q2 2017 does not include the effect of the disconnection of 83 thousand CDMA subscribers at the time of the closing of the network. In addition, Q2 2016 does not include the write-off of CDMA subscribers.

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 10

Bezeq International Results

Moti Elmaliach, CEO of Bezeq International, said, “We continue to innovate and lead in the provision of advanced services and products for our customers. The increase in business revenues reflects the added value that we generate in cloud services, data center and managed services.”

Revenues in the second quarter of 2017 reached a record NIS 407 million compared to NIS 377 million in the same quarter of 2016, an increase of 8.0%. The significant increase in revenues was primarily due to growth in the sales of business communications (ICT) and cloud services.

Operating profit in the second quarter of 2017 was NIS 45 million compared to NIS 47 million in the same quarter of 2016, a decrease of 4.3%. EBITDA in the second quarter of 2017 was NIS 78 million (EBITDA margin of 19.2%), compared to NIS 82 million (EBITDA margin of 21.8%) in the same quarter of 2016, a decrease of 4.9%. Net profit in the second quarter of 2017 was NIS 33 million, in-line with the same quarter of 2016.

The decrease in profitability metrics was mainly due to the erosion in long distance call activities.

Cash flow from operating activities in the second quarter of 2017 was NIS 69 million, in-line with the same quarter of 2016.

Free cash flow in the second quarter of 2017 was NIS 23 million compared to NIS 36 million in the same quarter of 2016, a decrease of 36.1%. The decrease in free cash flow was due to timing differences resulting in a decrease in investments.

Bezeq International	Q2 2017	Q2 2016	% change
	(NIS millions)

Revenues	407	377	8.0%
Operating profit	45	47	(4.3%)
EBITDA	78	82	(4.9%)
EBITDA margin	19.2%	21.8%
Net profit	33	33	0.0%
Cash flows from operating activities	69	69	0.0%
Payments for investments	46	33	39.4%
Free cash flow [1]	23	36	(36.1%)

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 11

yes Results

Ron Eilon, CEO of yes, stated, “The increasingly competitive television market is separating into premium television services and low-cost services. Alongside our premium service, we will soon connect thousands of new subscribers to our new STING TV service, which is expected to be the leading online television service in Israel. In both TV service segments, we will continue to offer the best local and international contents to our customers.”

Revenues in the second quarter of 2017 were NIS 416 million compared to NIS 434 million in the same quarter of 2016, a decrease of 4.1%. The decrease in revenues was primarily due to a reduction in the average number of subscribers.

Operating profit in the second quarter of 2017 was NIS 49 million compared to NIS 77 million in the same quarter of 2016, a decrease of 36.4%. The decrease in operating profit was primarily due to a decrease in revenues as well as an increase in content and advertising expenses offset by a decrease in depreciation and dealer fees capitalized.

EBITDA in the second quarter of 2017 was NIS 120 million (EBITDA margin of 28.8%), compared to NIS 151 million (EBITDA margin of 34.8%) in the same quarter of 2016, a decrease of 20.5%.

Profit before financing income from shareholders and taxes in the second quarter of 2017 was NIS 16 million compared to NIS 65 million in the same quarter of 2016, a decrease of 75.4%. The decrease was due to a reduction in operating profit as well as higher financing expenses due to a change in the fair value of financial assets.

Net loss in the second quarter of 2017 amounted to a profit of NIS 151 million compared to a loss of NIS 114 million in the same quarter of 2016. The increase in net loss was due to the decrease in operating profit as well as a decrease in the tax asset, partially offset by a reduction in financing expenses from shareholder loans due to the conversion of shareholder loans to equity in the third quarter of 2016. Excluding the adjustment for the decrease in the tax asset, net profit in the second quarter of 2017 was NIS 12 million.

Cash flow from operating activities in the second quarter of 2017 was NIS 169 million compared to NIS 110 million in the same quarter of 2016, an increase of 53.6%. The increase was primarily due to changes in working capital.

The number of yes subscribers in the second quarter of 2017 decreased by 5,000 to a total of 603,000 subscribers.

ARPU in the second quarter of 2017 was NIS 229 compared to NIS 231 in the same quarter of 2016, a decrease of 0.9%.

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 12

yes - Financial data	Q2 2017	Q2 2016	% change
	(NIS millions)

Revenues	416	434	(4.1%)
Operating profit	49	77	(36.4%)
EBITDA	120	151	(20.5%)
EBITDA margin	28.8%	34.8%
Profit before finance expenses to shareholders and taxes	16	65	(75.4%)
Net profit (loss)	(151)	(114)	32.5%
Cash flows from operating activities	169	110	53.6%
Payments for investments	53	58	(8.6%)
Free cash flow [1]	117	52	125.0%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

yes - KPIs	Q2 2017	Q1 2017	Q2 2016

Number of subscribers (end of period, in thousands) [1]	603	608	623
Average revenue per user (ARPU, NIS) [2]	229	232	231
Churn rate (%) [3]	3.8%	4.3%	3.6%

1 Subscriber – one household or small business customer. For a business customer with numerous intake points or set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

3 Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 13

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. David Granot, Bezeq’s Acting Chairman, and Mr. Erez Hasdai, Bezeq’s Acting Chief Financial Officer on Thursday, August 24, 2017, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants may join the live conference call by dialing:

International Phone Number: + 972-3-918-0664

Israel Phone Number: 03-918-0664

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of Bezeq’s corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, August 30, 2017. Participants can access and listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5930

Israel Phone Number: 03-925-5930

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 14

About “Bezeq” The Israel Telecommunication Corp.

Bezeq is Israel’s leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at http://ir.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management’s expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement. In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the “Securities Law”), which reports can be accessed at the Israeli Securities Authority’s website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously. No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 15

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Income Statements

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	4,916	5,070	2,463	2,511	10,084
Costs of activity
General and operating expenses	1,932	1,990	973	972	4,012
Salaries	998	1,008	494	495	2,012
Depreciation and amortization	852	889	424	440	1,739
Other operating income, net	(5)	(7)	(1)	(12)	-
	3,777	3,880	1,890	1,895	7,763
Operating income	1,139	1,190	573	616	2,321
Financing expenses (income)
Financing expenses	246	241	120	123	508
Financing income	(43)	(34)	(18)	(18)	(61)
Financing expenses, net	203	207	102	105	447
Profit after financing expenses, net	936	983	471	511	1,874
Share in losses of equity-accounted investees	(4)	(2)	(2)	(1)	(5)
Profit before income tax	932	981	469	510	1,869
Income tax	224	316	111	133	625
Profit for the period	708	665	358	377	1,244
Basic and diluted earnings per share	0.26	0.24	0.13	0.14	0.45

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 16

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Balance Sheets

	June 30, 2017	June 30, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Assets
Cash and cash equivalents	1,854	1,338	648
Investments	19	912	586
Trade receivables	1,991	2,029	2,000
Other receivables	347	205	219
Eurocom DBS Ltd., related party	56	29	-
Inventory	105	109	106
Total current assets	4,372	4,622	3,559
Trade and other receivables	507	647	644
Broadcasting rights, net of rights exercised	456	455	432
Property, plant and equipment	6,868	6,872	6,876
Intangible assets	2,943	3,195	3,047
Deferred tax assets	1,015	1,099	1,007
Deferred expenses and non-current investments	457	397	382
Total non-current assets	12,246	12,665	12,388
Total assets	16,618	17,287	15,947

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 17

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Balance Sheets (Cont’d)

	June 30, 2017	June 30, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Liabilities and equity
Debentures, loans and borrowings	958	1,958	1,825
Trade and other payables	1,608	1,576	1,610
Current tax liabilities	112	628	104
Liability to Eurocom DBS Ltd, related party	-	208	32
Employee benefits	318	370	315
Provisions	79	90	80
Total current liabilities	3,075	4,830	3,966
Loans and debentures	10,561	9,546	9,128
Employee benefits	259	239	258
Derivatives and other liabilities	251	252	244
Deferred tax liabilities	99	75	101
Provisions	48	46	47
Total non-current liabilities	11,218	10,158	9,778
Total liabilities	14,293	14,988	13,744
Total equity	2,325	2,299	2,203
Total liabilities and equity	16,618	17,287	15,947

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 18

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	708	665	358	377	1,244
Adjustments:
Depreciation and amortization	852	889	424	440	1,739
Share in losses of equity-accounted investees	4	2	2	1	5
Financing expenses, net	227	220	117	107	474
Capital gain, net	(19)	(40)	(13)	(29)	(107)
Income tax expenses	224	316	111	133	625
Change in trade and other receivables	16	63	23	75	106
Change in inventory	(12)	5	8	14	(20)
Change in trade and other payables	(39)	(98)	(15)	(137)	(24)
Change in provisions	(1)	(9)	(2)	3	(19)
Change in employee benefits	3	(8)	9	(9)	(65)
Change in other liabilities	(34)	(8)	(25)	(5)	23
Net income tax paid	(228)	(205)	(122)	(100)	(455)
Net cash from operating activities	1,701	1,792	875	870	3,526

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 19

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Cash Flows (Cont’d)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flow used for investing activities
Purchase of property, plant and equipment	(580)	(611)	(303)	(317)	(1,193)
Investment in intangible assets and deferred expenses	(206)	(121)	(103)	(70)	(223)
Acquisition of financial assets held for trading and others	-	(867)	-	(867)	(917)
Proceeds from the sale of financial assets held for trading and others	558	711	554	515	1,088
Proceeds from the sale of property, plant and equipment	28	98	18	56	138
Tax payment for shareholder loans	-	-	-	-	(461)
Miscellaneous	1	(1)	8	15	1
Net cash from (used in) investment activities	(199)	(791)	174	(668)	(1,567)

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 20

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Cash Flows (Cont’d)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows used in financing activities
Issue of debentures and receipt of loans	1,418	1,661	1,418	1,661	2,161
Repayment of debentures and loans	(869)	(806)	(645)	(756)	(1,841)
Dividend paid	(578)	(776)	(578)	(776)	(1,441)
Interest paid	(199)	(224)	(177)	(192)	(458)
Payment to Eurocom DBS for acquisition of DBS loans and shares	(61)	(58)	-	-	(256)
Miscellaneous	(7)	(15)	(5)	(22)	(31)
Net cash from (used in) financing activities	(296)	(218)	13	(85)	(1,866)
Net increase (decrease) in cash and cash equivalents	1,206	783	1,062	117	93
Cash and cash equivalents at beginning of period	648	555	792	1,221	555
Cash and cash equivalents at end of period	1,854	1,338	1,854	1,338	648

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 21

“Bezeq” The Israel Telecommunication Corp., Limited

Effect of application of accounting standard IFRS 15 on the consolidated interim statement of income

	Six months ended June 30, 2017			Three months ended June 30, 2017
	In accordance with the previous policy	Change	In accordance with IFRS 15	In accordance with the previous policy	Change	In accordance with IFRS 15
	Unaudited
	NIS million
General and operating expenses	1,996	(64)	1,932	1,004	(31)	973
Salaries	1,014	(16)	998	502	(8)	494
Depreciation and amortization expenses	836	16	852	413	11	424
Operating income	1,075	64	1,139	545	28	573
Profit after financing expenses	872	64	936	443	28	471
Profit before income tax	868	64	932	441	28	469
Income tax	209	15	224	105	6	111
Profit for the period	659	49	708	336	22	358

BEZEQ GROUP REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS	PAGE | 22